FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                       Form 20-F   X      Form   40-F
                                --------       --------

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes             No    X
                                --------       --------

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes             No    X
                                --------       --------

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes             No    X
                                --------       --------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

Endesa and REE Reach Deal to Speed up the Development of Electricity Transmission Infrastructure

    NEW YORK--(BUSINESS WIRE)--Aug. 2, 2004--Endesa (NYSE:ELE)

    -- The agreement will reduce the red tape involved in the development of electricity transmission infrastructure, enabling planned projects to be executed sooner.

    -- The aim is to meet the growing demand in the market and make the electricity system overall more reliable.

    Endesa (NYSE:ELE) and Red Electrica de Espana (REE) have agreed to work together more closely to drive the development of electricity transmission infrastructure in Spain for the supply of power to the mainland markets.
    The aim of the agreement is to reduce the red tape involved in the development of electricity transmission infrastructure so planned projects can be carried out as soon as possible. The companies will work together to develop the electricity transmission grid, which will both increase supply and enhance the quality of supply.
    Endesa and REE are committed to continuously improving the quality of supply, especially at times like now when demand is rising sharply. The agreement should speed up the development of the grid, thereby improving the service and the ability to meet the rise in demand and new connections to the grid.
    Each company will receive the benefits of acting jointly in transmission networks in its area of operation. For Endesa this implies an upgrade to its plants that supply the peninsular markets (i.e. Andalusia, Catalonia, Aragon and Extremadura) and for REE the development of the transmission grid, which benefits the entire electricity system.
    In this way, Endesa can make inroads in planned investment in distribution (over Euro 4,500 million of gross investment to 2008). The highlight of its investments is the Tramuntana Plan in Catalonia, which entails the installation of 39 substations and 150 kilometres of aerial and 50 kilometres of underground lines.
    Also key is the Alborada Plan in Andalusia, when entails the installation of 74 substations, 1,878 kilometres of high-voltage and 4,250 kilometers of medium-voltage lines, 1,400 remote controls and 9,600 new transformation centres.
    At the same time, REE has earmarked Euro 1,500 million for investment in the transmission network, of which Euro 850 million will go directly to Andalusia, Catalonia, Aragon and Extremadura. These investments entail the construction of more than 1,700 kilometres of lines and 59 substations, along with the repowering of 2,200 kilometers of existing lines and the enlargement of 70 substations.

    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ENDESA, S.A.

Dated: August 2nd, 2004   By: /s/ David Raya
                              --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations